Exhibit 4.4

Letter Agreement between the Registrant and Commerce Bank, N.A.

December 17, 2001

Mr. John W. McCarty
Executive Vice President
and Chief Financial Officer

LabOne, Inc.
10101 Renner Road
Lenexa, Kansas 66219

Re: Line of Credit

Dear Mr. McCarty:

I am pleased to advise you that the Senior Loan Committee of Commerce Bank, N.A. ("Bank") has approved a secured line of credit in the maximum principal amount of $35,000,000 ("Line of Credit") to LabOne, Inc. ("Company"). The Line of Credit shall replace in its entirety the line of credit extended to Company pursuant to that certain Letter Agreement dated March 8, 2001 (as modified and amended from time to time); accordingly, all sums outstanding under such previous line of credit shall be due and payable in full on the date of the closing of the Line of Credit set forth herein. Additional terms for the Line of Credit (which shall survive the execution and delivery of the Line of Credit Note [hereinafter described] and shall not merge therewith) are as follows:

PURPOSE: The proceeds of the Line of Credit shall be used by Company to finance its day to day operations.

INTEREST: Each borrowing under the Line of Credit shall bear interest, at Company's option to be selected at the time of each borrowing, at either (i) a variable per annum rate equal to the Prime Rate, or (ii) a variable per annum rate equal to two and one-quarter percent (2.25%) in excess of the LIBOR Rate. For purposes hereof, (i) "Prime Rate" shall mean the per annum rate of interest established from time to time by Bank for its own internal convenience as its Prime Rate, which when used to compute the rate of interest hereunder shall change as of the date of any change in said Prime Rate; no representation is made that the Prime Rate is the best, lowest or favored rate of interest, and (ii) "LIBOR Rate" shall mean the thirty-day London Interbank Offered Rate, as quoted in the Money Rates section of The Wall Street Journal, the Knight-Ridder News Service, or such other news service used by Bank, as in effect on the date of the applicable borrowing (or the date of any adjustment, as applicable); the LIBOR Rate, with respect to a particular borrowing, shall be subject to adjustment every thirty days based upon the then applicable LIBOR Rate. Interest on the Line of Credit shall be calculated on the actual number of days outstanding on the basis of a year consisting of 360 days and shall be payable (i) quarterly, in arrears, with respect to Prime Rate borrowings, and (ii) monthly, in arrears (at the end of each thirty-day interest interval), with respect to LIBOR Rate borrowings.

REPAYMENT, MATURITY: Principal under the Line of Credit shall be due and payable in full on March 10, 2002; until such date, Company may borrow, repay and reborrow such sums as Company desires in its sole discretion (but not to exceed the maximum principal amount, at any time outstanding, of $35,000,000).

COMMITMENT FEE: For the commitment of Bank contained herein, Company agrees to pay Bank a per annum commitment fee equal to one-half of one percent (.5%) of the average unused amount of the Line of Credit. Such fee shall be payable quarterly, in arrears. Company shall have the option, at any time, and from time to time, to irrevocably reduce the amount of Bank's commitment hereunder.

COLLATERAL; GUARANTY: The borrowings and advances made pursuant hereto shall be collateralized and supported by a first priority security interest in all accounts receivable of Company now existing and which may hereafter arise, and in and to all proceeds of the foregoing. Such security interest shall be evidenced by a Security Agreement in form and substance satisfactory in all respects to Bank, and Company agrees to execute and deliver to Bank such financing statements or other instruments as may be requested by Bank at any time and from time to time in order for Bank to perfect its security interest in the aforementioned property of Company. All borrowings and advances made pursuant hereto shall be further supported by the unlimited and unconditional Corporate Guaranty (in form and substance satisfactory to Bank) of Systematic Business Services, Inc. ("SBSI") and ExamOne World Wide, Inc. ("ExamOne"). The guaranties of SBSI and ExamOne shall be collateralized and supported by a first priority security interest in all accounts receivable of SBSI and ExamOne, respectively, now existing and which may hereafter arise, and in and to all proceeds of the foregoing. Such security interest shall be evidenced by Security Agreements in form and substance satisfactory in all respects to Bank, and SBSI and ExamOne agree to execute and deliver to Bank such financing statements or other instruments as may be requested by Bank at any time and from time to time in order for Bank to perfect its security interest in the aforementioned property of SBSI and ExamOne, respectively.

DOCUMENTATION: The Line of Credit shall be governed by this Letter Agreement and a Line of Credit Note, which, together with the Security Agreements, Corporate Guaranty and other related documents (collectively, the "Loan Documents"), shall be drafted by counsel for Bank.

REPRESENTATIONS: Company represents and warrants to Bank that the Company is a corporation existing and in good standing under the laws of the State of Missouri; that the Company has corporate power and authority to own its properties and to enter into this agreement, borrow monies from the Bank and perform its obligations hereunder, and that such entry, borrowing and performance has been authorized by all necessary corporate action and has received all necessary governmental approval (if any shall be required) and shall not contravene or conflict with any provision of law or of the charter or by-laws of the Company or of any agreement, law or order binding upon the Company; that all financial statements delivered to the Bank on behalf of the Company accurately present the financial condition of the Company in all material respects; that since the date of the last financial statements of the Company delivered to the Bank, no material adverse change in the business, assets, operations or prospects of the Company have occurred of which the Bank has not been advised either verbally or in writing; and that no litigation or other contingent liability exists which may have a material adverse effect on the business, assets, operations or prospects of the Company of which the Bank has not been advised in writing. The representations and warranties contained herein shall be deemed to be continuing while this commitment letter remains in effect and/or any sums are outstanding under the Line of Credit Note. Company represents and warrants to Bank that SBSI is a corporation existing and in good standing under the laws of the State of Missouri; that ExamOne is a limited liability company existing and in good standing under the laws of the State of Pennsylvania; that SBSI and ExamOne have the corporate power and authority to own their respective properties and to enter into the Corporate Guaranty, pledge their respective property under the Security Agreement, and perform their respective obligations under the Corporate Guaranty and Security Agreement, and that such entry, pledging and performance have been authorized by all necessary corporate action and has received all necessary governmental approval (if any shall be required) and shall not contravene or conflict with any provision of law or of the charter or by-laws or organizational documents of SBSI or ExamOne, respectively, or of any agreement, law or order binding upon SBSI or ExamOne.

FINANCIAL INFORMATION: The Company shall deliver to the Bank the following information:

(a) Within one hundred twenty-five (125) days after its fiscal year-end, the audited year-end financial statements of Company, prepared by independent certified public accountants acceptable to Bank;

(b) Within fifty (50) days after the end of each quarter, the balance sheet and profit and loss statement of Company dated as of the end of such quarter, certified by the Chief Financial Officer of Company to accurately reflect the financial condition and results of operation of the Company for the time period specified in all material respects; and

(c) From time to time, such additional information regarding the respective financial position, condition or businesses of Company, SBSI and/or ExamOne as the Bank may reasonably request.

COVENANTS: For such period of time as this commitment letter remains in effect, or any indebtedness owing hereunder or under the Line of Credit Note remains unpaid, Company covenants and agrees:

(a) Company shall permit Bank, and any person designated by Bank as its agent, to inspect and review any of Company's properties, assets, corporate books and financial records, and to discuss its affairs, finances and accounts with its principal officers and independent certified public accountants, all at such reasonable times and as often as Bank may reasonably request;

(b) Company shall: pay and discharge prior to delinquency all debts, accounts, liabilities, assessments, and governmental charges or levies imposed upon it or upon its income or profits or upon any of its properties (provided, however, Company shall not be required to pay any taxes, assessments or governmental charges or accounts being diligently contested by it in good faith by appropriate legal proceedings); do all things necessary to preserve and keep in full force and effect, in all material respects, its corporate existence, rights, franchises and privileges; and comply with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, any governmental authority, the noncompliance with which could materially adversely affect its business or credit;

(c) Company shall notify Bank in writing of any default hereunder, or under any material indenture, agreement, contract or other instrument to which it is a party or by which it is bound, or of any acceleration of maturity of any indebtedness, in excess of $500,000, owing by it, and shall take all such steps as are necessary or appropriate to promptly remedy any such default;

(d) Company shall not merge or consolidate with another entity or sell all or substantially all of its assets to any person, firm or corporation;

(e) There shall be no material adverse change in the financial condition of Company or the nature of its business;

(f) Company shall maintain, at all times, tangible net worth (defined as total stockholders equity of Company as presented in its consolidated balance sheet, which consists of the total of preferred stock and common stock, additional paid in capital and retained earnings, less equity adjustment from foreign currency translation and less intangible assets net of accumulated amortization, as calculated in accordance with generally accepted accounting principles) of at least $38,000,000; provided, however, such amount may be reduced dollar for dollar by treasury stock repurchases up to a maximum of $10,000,000.

(g) Company shall maintain, at all times, a debt service coverage ratio (ratio of net income plus depreciation plus amortization to scheduled principal payments on all indebtedness) of at least 3.0 to 1;

(h) Company shall maintain, at all times, a ratio of funded debt to tangible net worth (as calculated in accordance with generally accepted accounting principles) no greater than 1.8 to 1;

(i) Company shall not pay any cash dividends, or make any other cash payments, to Company's shareholders;

(j) Company shall not become, or be obligated (directly or indirectly) as, a guarantor or surety, or otherwise become responsible for, or be obligated (directly or indirectly) on or with respect to, any obligation or undertaking of another party;

(k) Company shall not incur or permit to exist any new indebtedness, either directly or indirectly, except for indebtedness incurred in the ordinary course of business consistent with past practices, and except for purchase money indebtedness or leases relating to equipment, not to exceed $1,000,000 for each calendar year;

(l) Company shall not hereafter create, incur or permit to exist any encumbrance against, nor shall Company grant a lien on or security interest in, or otherwise pledge, assign or transfer any interest in, any assets or property now owned, or hereafter acquired, except for liens and encumbrances currently existing or hereafter granted with respect to purchase money liens granted by Company with respect to the acquisition of equipment otherwise permitted hereinabove; and

(m) To the extent not inconsistent with the covenants set forth hereinabove, Company shall comply with the covenants contained in that certain Reimbursement Agreement dated September 1, 1998, between the Company and Bank, and relating to the $20,000,000 City of Lenexa, Kansas Taxable Industrial Revenue Bonds (LabOne, Inc. Project), Series 1998A, which obligation to comply with such covenants shall survive the termination of such Reimbursement Agreement.

EVENTS OF DEFAULT: Upon the occurrence of any of the following events of default: failure of Company, SBSI or ExamOne to comply with any of the provisions contained in this commitment letter or in any other agreement between Company, SBSI or ExamOne and Bank; any event under any other material agreement to which Company, SBSI or ExamOne is a party (including, without limitation, that certain Reimbursement Agreement dated September 1, 1998, between the Company and Bank, and relating to the $20,000,000 City of Lenexa, Kansas Taxable Industrial Revenue Bonds (LabOne, Inc. Project), Series 1998A) which allows Bank or any other party to declare any indebtedness owing by Company, SBSI or ExamOne due and payable in full; or dissolution, termination of existence, insolvency, appointment of a receiver of any part of the property of, an assignment for the benefit of creditors, or the commencement of any proceedings under bankruptcy of insolvency laws by or against Company, SBSI or ExamOne; then or at any time thereafter, all obligations of Company owing to Bank, shall immediately become due and payable without notice or demand. Unless prohibited by law, Company will pay on demand all costs of collection, legal expenses and attorneys' fees incurred or paid in collecting and/or enforcing this commitment letter and/or the Line of Credit. Furthermore, Bank reserves the right to offset without notice all funds held by Bank against matured debts owing to Bank by Company.

MISCELLANEOUS:

(a) This commitment letter shall be governed by, and construed in accordance with, the laws of the State of Missouri.

(b) ORAL AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FORBEAR FROM ENFORCING REPAYMENT OF A DEBT, INCLUDING PROMISES TO EXTEND OR RENEW SUCH DEBT, ARE NOT ENFORCEABLE. TO PROTECT YOU (BORROWER) AND US (CREDITOR) FROM MISUNDERSTANDING OR DISAPPOINTMENT, ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE CONTAINED IN THIS WRITING, WHICH IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN US, EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT.

BY SIGNING BELOW, YOU AND WE AGREE THAT THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN US.

If the terms and conditions contained in this commitment letter are satisfactory to you, please sign and return the enclosed duplicate of this commitment letter. Upon the Bank's receipt of the signed duplicate, this commitment letter shall become the controlling agreement, with respect to the Line of Credit, between Commerce Bank, N.A. and LabOne, Inc. If not accepted and returned to Bank by December 21, 2001 (or such later date as Bank shall agree upon in writing), this commitment shall automatically expire.

If you have any questions regarding this commitment letter or any matters relating to this financing, please do not hesitate to call me. Commerce Bank sincerely appreciates this opportunity and looks forward to continuing its relationship with LabOne, Inc.

Sincerely,

Pamela T. Hill
Vice President

Acknowledged and accepted this 17th day of December, 2001.

LabOne, Inc.

By: /s/John W. McCarty
Title:Executive Vice President
and Chief Financial Officer